December 2, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock ETF Trust II (the “Registrant”)

(Securities Act File No. 333-236575)

Request for Withdrawal of Pre-Effective Amendment to Registration Statement

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14, together with all exhibits thereto, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2024 (via SEC Accession No. 0001193125-24-264348) (the “Pre-Effective Amendment Filing”). The Pre-Effective Amendment Filing was inadvertently made under the incorrect 1933 Act file number (File No. 333-236575). Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 was filed with the Commission under the correct 1933 Act file number (File No. 333-282203) on November 26, 2024 (via SEC Accession No. 0001193125-24-265729) and declared effective by the Commission on November 26, 2024, and such filing is not subject to this withdrawal request.

We believe that withdrawal of the Pre-Effective Amendment Filing is consistent with the public interest and the protection of investors because: (1) the filing was inadvertently made under the incorrect 1933 Act file number; (2) no securities were sold or exchanged in connection with the offering; and (3) the Pre-Effective Amendment Filing did not become effective.

If you have any questions, please call Nicole M. Ventura of Willkie Farr & Gallagher LLP at (212) 728-3953.

Sincerely,

BLACKROCK ETF TRUST II

By	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary